MedSolutions, Inc.
12750 Merit Drive
Park Central VII, Suite 770
Dallas, Texas 75251
October 9, 2007
Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Mr. Andrew Schoeffler Division of Corporation Finance Mail Stop 7010

Re:	Stericycle, Inc. Registration Statement on Form S-4 File No. 333-144613
Ladies and Gentlemen:
     Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Stericycle, Inc. (“Stericycle”) has requested on even date herewith that the effective date of its Registration Statement on Form S-4, as amended by Amendments No. 1, No. 2 and No. 3 (Registration No. 333-144613) (as amended, the “filing”), for the registration of $40,742,903 4.5% Promissory Notes due 2014 and 3.5% Promissory Notes (Letter of Credit Supported) due 2014, be accelerated to 4:00 p.m., Washington, D.C. time, on Wednesday, October 10, 2007 or as soon thereafter as may be practicable.
     In connection with Stericycle’s request for acceleration, MedSolutions, Inc. (the “Company”) wishes to acknowledge that:
•	staff comments, changes in disclosure in response to staff comments, or the staff, acting pursuant to delegated authority, declaring the filing effective, does not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing;

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing; and

•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We also wish to acknowledge that the Commission considers a request for acceleration of the effective date of a registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities described in the registration statement.

Very truly yours,
/s/ Matthew H. Fleeger
Matthew H. Fleeger
President and Chief Executive Officer MedSolutions, Inc.